SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C. 20059
				SCHEDULE 13G



		  Under the Securities Exchange Act of 1934

			      Amendment No. 5 *


			      Weis Markets, Inc.
			       (Name of Issuer)


			 Common Stock, No Par Value
		       (Title of Class of Securities)


				  948849-104
				(CUSIP Number)


			      December 31, 2002
	    (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[     ] Rule 13d-1(b)
	[  X  ] Rule 13d-1(c)
	[     ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





(1)  Names of Reporting Persons:                              Sidney Apfelbaum
     I.R.S. Identification No. of Above Person:               SS#

(2)  Check the Appropriate Box if a Member of a Group:        (a)     [     ]
							      (b)     [  X  ]

(3)  SEC Use Only

(4)  Citizenship or Place or Place of Organization:             UNITED STATES

     Number of Shares     (5) Sole Voting Power:                    1,923,042
     Beneficially Owned
     Owned by Each
     Reporting Person     (6) Shared Voting Power:                    165,614
     With:
			  (7) Sole Dispositive Power:               1,923,042

			  (8) Shares Dispositive Power:               189,761

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person:                                      2,112,803

(10) Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares:                                         [     ]

(11) Percent of Class Represented by Amount in Row (9):                  7.8%

(12) Type of Reporting Person (See Instructions):           IN = (Individual)


		      SECURITIES AND EXCHANGE COMMISSION
			     Washington, D.C. 20549
				  SCHEDULE l3G
	       (Under the Securities and Exchange Act of 1934)

Item 1  (a) Name of Issuer:                          Weis Markets, Inc.
	  (b) Address of Issuer's Principal
	    Executive Offices:                         1000 South Second Street
						       P.O. Box 471
						       Sunbury, PA 17801-0471

Item 2  (a) Name of Person Filing:                   Sidney Apfelbaum
	(b) Address of Principal Business Office       43 South Fifth Street
	    or if None, Residence:                     Sunbury, PA 17801
	(c) Citizenship:                               United States
	(d) Title of Class of Securities:              Weis Markets, Inc.
						       Common Stock
	(e) CUSIP Number:                              948849-104

Item 3 If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a) [   ] Broker or dealer registered under section 15 of the Act.
	(b) [   ] Bank as defined in section 3(a)(6) of the Act.
	(c) [   ] Insurance company as defined in section 3(a)(19) of the Act.
	(d) [   ] Investment company registered under section 8 of the
		  Investment Company Act of 1940.
	(e) [   ] An investment adviser in accordance with Section 240.13d-
		  1(b)(1)(ii) (E);
	(f) [   ] An employee benefit plan or endowment fund in accordance with
		  Section 240.13d-1(b)(1)(ii)(F);
	(g) [   ] A parent holding company or control person in accordance with
		  Section 240.13d-1(b)(1)(ii)(G);
	(h) [   ] A savings associations as defined in Section 3(b) of the
		  Federal Deposit Insurance Act;
	(i) [   ] A church plan that is excluded from the definition of an
		  investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j) [   ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4  Ownership:
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
	Item 1.
	(a) Amount Beneficially Owned:                                2,112,803
	(b) Percent of Class:                                              7.8%
	(c) Number of shares as to which such person has:
	    (i)   Sole power to vote or to direct the vote            1,923,042
	    (ii)  Shared power to vote or to direct the vote            165,614
	    (iii) Sole power to dispose or to direct the
		  disposition of                                      1,923,042
	    (iv)  Shared power to dispose or to direct the
		  disposition of                                        189,761

The reporting person has sole voting and dispositive power as to 1,923,042 shares held in the Charles B. Degenstein foundation Chairitable Deed of Trust at Mellon Bank Corporation. Mr. Apfelbaum shares voting and dispositive power as to 18,000 shares with Mellon Financial Corporation, Mellon Bank, N.A. and Walter Zweifler as co-trustees of the Zweifler Family Trusts, shares voting and dispositive power as to 147,614 shares with Mellon Financial Corporation, Mellon Bank, N.A. and Lore Degenstein as co-trustees of the Lore Degenstein Trusts, and shares dispositive power as to 24,147 shares with his wife.

Item 5  Ownership of Five Percent or Less of a Class:

	N/A

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

	N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

	N/A

Item 8  Identification and Classification of Members of the Group:

	N/A

Item 9  Notice of Dissolution of Group:

	N/A

Item 10 Certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acdquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  02/13/2003                                     /S/ Sidney Apfelbaum
						       ------------------------
							   Sidney Apfelbaum
CUSIP NO. 948849-104